[redacted]

13013654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

Ky 3/12

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Harbor Boulevard
(No. and Street)

Weehawken	**New Jersey**	**07086**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher DeCrescito **201-352-8927**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ky 3/14

OATH OR AFFIRMATION

I, William Frey, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc., as of December 31, 2012, is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $36,932 credits $378).

William Frey February 27, 2013

Chief Financial Officer
Managing Director

STATE OF NEW JERSEY

Sworn to before me this
27th day of February, 2013

COLLEEN SOTTILARE
ID # 2402098
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 11/8/2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Comprehensive Income.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

UBS Financial Services Inc.
(a subsidiary of UBS Americas Inc.)
December 31, 2012
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Service Inc. (the "Company") as of December 31, 2012, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of UBS Financial Services Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2013

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2012
(Amounts in Thousands of Dollars)

Assets	
Cash	$ 811,666
Cash and securities segregated and on deposit for federal and other regulations	2,687,562
Financial instruments owned, at fair value	431,888
Securities purchased under agreements to resell	4,213,247
Securities borrowed	580,598
Receivables:	
Clients (net of allowance for doubtful accounts of $282)	4,000,609
Brokers, dealers and clearing organizations	1,571,729
Dividends and interest	33,313
Fees and other	166,568
Receivables from affiliated companies	58,793
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $869,858)	390,681
Goodwill and intangibles	607,832
Other assets	745,982
Total assets	$ 16,300,468
Liabilities and stockholder's equity	
Financial instruments sold, not yet purchased, at fair value	$ 19,580
Securities sold under agreements to repurchase	3,151,792
Securities loaned	499,708
Payables:	
Clients (including free credit balances of $3,593,857)	4,614,694
Brokers, dealers and clearing organizations	144,650
Dividends and interest	46,797
Accrued compensation and benefits	1,780,270
Payables to affiliated companies	1,561,343
Income taxes payable	3,110
Other liabilities and accrued expenses	1,136,292
	12,958,236
Long-term borrowings	80,000
Commitments and contingencies (*Note 11*)	
Subordinated liabilities	1,542,000
Stockholder's equity	1,720,232
Total liabilities and stockholder's equity	$ 16,300,468

See notes to consolidated statement of financial condition.

1. Organization

UBS Financial Services Inc. ("UBSFSI" or the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services serving the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the Company's consolidated statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with an original maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2012.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Structured reverse repurchase agreements, included in securities purchased under agreements to resell, on the consolidated statement of financial condition, are carried at contract value which is approximately $112,176 less than fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables, long-term borrowings and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by FASB ASC 820, are used to measure fair value.

The Company's fair value structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the consolidated statement of financial condition. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide

2. Summary of Significant Accounting Policies (continued)

justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the product controllers. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against available market information. By benchmarking the business's fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the financial instrument, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

During the year ended December 31, 2012, the Company had no transfers of financial instruments owned and financial instruments sold, not yet purchased amongst Levels 1, 2 and 3 of the valuation hierarchy.

2. Summary of Significant Accounting Policies (continued)

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government securities: U.S. Government securities are generally actively traded and are valued using quoted market prices. If market prices happen to not be available, these securities are valued against yield curves implied from similar issuances. These securities are generally categorized as Level 1 of the fair value hierarchy.

Equities: Exchange traded equity securities are traded on public stock exchanges where quoted prices are readily and regularly available and to the extent that these securities are actively traded, these are categorized as Level 1 of the fair value hierarchy; otherwise these are categorized as Level 2 of the fair value hierarchy.

Mutual funds: Mutual funds are valued using quoted market prices. These financial instruments are generally actively traded and categorized as Level 1 of the fair value hierarchy. Those which are not actively traded are categorized as Level 2 of the fair value hierarchy.

Corporate debt obligations: Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. These are generally categorized as Level 2 of the fair value hierarchy.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities often wrapped by a municipal bond insurance. These financial instruments are priced at market levels, which are based on recent trades or broker and dealer quotes and are included as Level 2 of the fair value hierarchy.

Certificates of deposit: These financial instruments have short-term maturities and carry interest rates that approximate market. These financial instruments are valued at amortized cost plus interest which approximate fair value and are generally categorized as Level 2 of the fair value hierarchy.

2. Summary of Significant Accounting Policies (continued)

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations. These securities are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities and are generally categorized as Level 2 of the fair value hierarchy.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. Government securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of FASB ASC 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. At December 31, 2012 the Company did not net any repurchase and resale agreements.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand alone returns in other state and local jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more-likely-than-not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Tax Benefits Associated With Share-Based Compensation

The FASB ASC 718, "Share-Based Payment", states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements; the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

actual taxes paid on its filed tax return. In the current year the tax deduction related to share-based compensation is less than the cumulative compensation costs that the Company had recognized in the financial statements and accordingly, the deduction recorded was not limited.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC 350 "Intangibles – Goodwill and Other". In September 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-08, Intangibles – Goodwill and Other (ASC Topic 350), "Testing Goodwill for Impairment" which simplifies the testing of goodwill for impairment. The first step involves assessing qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this option, there is not a requirement to calculate the fair value of a reporting unit unless it is determined, based on that qualitative assessment, that it is more-likely-than-not that its fair value is less than its carrying amount. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The Company performed a qualitative analysis and determined that events and circumstances would not have a negative impact on the fair value of the reporting unit. There was no impairment indicated as a result of tests performed on goodwill as of December 31, 2012.

Intangible assets are comprised of separately identifiable intangible items, i.e. customer relationships arising from business combinations. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Identifiable intangible assets acquired by the Company are amortized over 10 years. The Company tested intangible assets for impairment in accordance with the "Impairment or Disposal of Long-Lived Assets", FASB ASC 360 "Property, Plant & Equipment" and determined no indicators of impairment were present. There was no impairment indicated as a result of tests performed on intangible assets as of December 31, 2012. At December 31, 2012 the Company held $51,685 of intangible assets, net of accumulated amortization. Accumulated amortization as of December 31, 2012 is $98,249.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements Recently Adopted

Transfers and Servicing – Repurchase Agreements

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (ASC Topic 860), "Reconsideration of Effective Control for Repurchase Agreements" ("ASU No. 2011-03"). ASU No. 2011-03 removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. This requirement is effective for periods beginning after December 15, 2011. The Company adopted ASU 2011-03 on January 1, 2012, and it did not have an impact on the Company's consolidated statement of financial condition.

Fair Value Measurement

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (ASC Topic 820), "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Report Standards ("IFRS")" ("ASU No. 2011-04"). The amendments establish common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. For many requirements, the FASB does not intend for the amendments to result in a change in the application of the requirements of ASC Topic 820. This requirement is effective for annual periods beginning after December 15, 2011, however these amendments may be early adopted but no earlier than for interim periods beginning after December 15, 2011. The Company adopted ASU 2011-04 on January 1, 2012. See Note 3 for additional information.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (ASC Topic 220), "Presentation of Comprehensive Income" ("ASU No. 2011-05"). Among other presentation amendments, ASU No. 2011-05 eliminates the current option to present the components of other comprehensive income ("OCI") as part of the statement of changes in stockholders' equity. This requirement is effective for periods beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (ASC Topic 220), "Deferral of the

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05" ("ASU No. 2011-12"). ASU No. 2011-12 defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated OCI in both net income and OCI on the face of the financial statements. This requirement is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company adopted ASU 2011-05 on January 1, 2012 and presented a separate consolidated statement of comprehensive income.

Accounting Pronouncements Not Yet Adopted

Intangible Asset Impairment

In July 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (ASC Topic 350), "Testing Indefinite-Lived Intangible Assets for Impairment". This accounting guidance gives a company the option to make a qualitative assessment about the likelihood that an indefinite-lived asset is impaired to determine whether it should perform a quantitative impairment test. It also enhances the consistency of impairment testing guidance among long-lived asset categories by permitting a company to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived asset for impairment, which is equivalent to the impairment testing requirement for other long-lived assets. These amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect the adoption to have any material impact on its consolidated statement of financial condition.

Balance Sheet – Offsetting Assets & Liabilities

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (ASC Topic 210), "Disclosures about Offsetting Assets and Liabilities" ("ASU No. 2011-11"). In January 2013, the FASB issued ASU No. 2013-01 (ASC Topic 210) "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" which clarifies the requirements of ASU 2011-11. This accounting guidance changes the disclosure requirements regarding the offsetting of assets and liabilities. It allows the users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position, including the effect or potential effect of rights

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

of setoff associated with certain financial instruments and derivative instruments. Required disclosures include the gross and net amounts of the assets and liabilities, as well as the amounts of offset, and those amounts subject to a master netting agreement that management chooses not to offset. This is effective for periods beginning on or after January 1, 2013. The Company is currently assessing the impact that this will have on its consolidated statement of financial condition.

3. Fair Value Measurement

At December 31, 2012, the financial instruments owned and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned				
U.S. Government securities	$ 15,040	$ –	$ –	$ 15,040
Equities	890	4,303	–	5,193
Mutual funds	57,537	15,567	–	73,104
Corporate debt obligations	–	3,005	–	3,005
Mortgage-backed securities	–	115	–	115
State and municipal obligations	–	334,662	–	334,662
Certificates of deposit	–	769	–	769
Total	$ 73,467	$ 358,421	$ –	$ 431,888
Financial instruments sold, not yet purchased				
U.S. Government securities	$ 10,941	$ –	$ –	$ 10,941
Equities	2,444	94	–	2,538
Corporate debt obligations	–	816	–	816
Mortgage-backed securities	–	115	–	115
State and municipal obligations	–	4,387	–	4,387
Certificates of deposit	–	783	–	783
Total	$ 13,385	$ 6,195	$ –	$ 19,580

(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

Financial instruments sold, not yet purchased, at fair value represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2012, the Company obtained and had available securities with a fair value of approximately $11,005,111 on such terms, of which approximately $8,849,362 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

4. Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in the Customer Protection Rule. At December 31, 2012, the Company included $124,532 in cash and $2,563,030 of qualified securities in cash and securities segregated and on deposit for federal and other regulations.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $149,636 in net liquidating equity segregated pursuant to Section 4d(a)(2) of the Commodity Exchange Act and Regulation 30.7 of the CFTC.

(Amounts in Thousands of Dollars)

5. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2012, consist of the following:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 50,604
Receivables from money market funds	1,268,353
Receivables related to commodities clearing activity	150,249
Other	102,523
Total	$ 1,571,729
Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 120,988
Other	23,662
Total	$ 144,650

6. Receivables from and Payables to Clients

Receivables from and payables to clients include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(Amounts in Thousands of Dollars)

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2012, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash	$ 99,982
Cash and securities segregated and on deposit for federal and other regulations	2,560,000
Securities purchased under agreements to resell	2,378,622
Securities borrowed	580,598
Receivables from brokers, dealers and clearing organizations	153,022
Receivables from affiliated companies	58,793
Liabilities	
Securities sold under agreements to repurchase	$ 778,700
Securities loaned	442,374
Payables to brokers, dealers and clearing organizations	73,357
Payables to affiliated companies	1,561,343
Long-term borrowings (Note 8)	80,000
Subordinated liabilities (Note 9)	1,542,000

Service Level Agreements

UBSFSI has agreements with UBS AG, New York Branch (the "Branch"), UBS Securities LLC ("UBSS LLC") and other affiliated entities.

7. Related Party Transactions (continued)

Pursuant to service level arrangements, the Company receives services from and provides services to affiliates. The significant arrangements where the Company receives or provides such support services includes arrangements with UBS Bank USA, UBSS LLC, UBS AG Stamford, UBSFSIPR, and the Branch. The Company provides administrative and other support services to UBS Bank USA. The Company receives services from UBSS LLC, UBS AG, and UBS AG Stamford Branch for operational support services and securities research services.

The agreement with the Branch also pertains to administrative services provided by the Branch, including personnel and facilities.

Pursuant to agreements, UBSS LLC provides certain clearance and settlement functions for the Company, primarily with respect to US government and agency, futures, and commodity instruments. UBSS LLC also serves as counterparty to all resale and repurchase agreements whereby the Company has entered into equal and offsetting agreements with independent third parties.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various non-cancelable operating lease agreements on the Company's behalf.

A substantial portion of the payable to affiliated companies represents amounts due to UBS AG Cayman Island Branch ("UBS Cayman") and UBS which facilitate the funding between UBSFSI and affiliates. Interest on balances payable is based on the London Interbank Offered Rate ("LIBOR").

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with UBSS LLC in order to facilitate client transactions and to meet its short-term financing needs.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 14). These loans bear interest at a market rate with terms generally between seven and nine years.

(Amounts in Thousands of Dollars)

8. Long-Term Borrowings

At December 31, 2012, the Company has borrowed $80,000 from UBS Americas under terms of a secured promissory note (the "Note"). The Note is due on April 30, 2015, and bears interest from the closing date on the unpaid principal amount thereof at a rate per annum equal to the USD overnight LIBOR as posted daily by the British Bankers Association. The Note is classified as long-term borrowings, collateralized by certain assets of the Company, totaling $237,591 (the "Collateral"). UBS Americas' sole recourse is limited to the Collateral and in accordance with the Net Capital Rule as discussed in Note 13, $80,000 of such assets are included as allowable assets in the calculation of regulatory capital.

9. Subordinated Liabilities

At December 31, 2012, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/01/2015	$ 780,000	$ 2,000,000
Subordinated term loan	9/01/2016	600,000	600,000
Revolving subordinated loan	3/31/2015	62,000	75,000
Revolving subordinated loan	3/26/2014	60,000	75,000
Revolving subordinated loan	12/31/2016	40,000	40,000
		$ 1,542,000	$ 2,790,000

Each loan bears interest at a rate based upon USD overnight LIBOR as posted daily by the British Bankers Association.

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA and the National Futures Association.

10. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance

10. Risk Management (continued)

companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2012 were settled without material adverse effect on the consolidated statement of financial condition, taken as a whole.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and Commonwealth of Puerto Rico Government, and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are

10. Risk Management (continued)

limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2012, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

The Company extends margin to its clients as part of its day to day retail brokerage activities. The Company reviews the value and adequacy of collateral pledged by its clients supporting margin loans and performs additional stress scenarios to monitor the overall concentration risk. As of December 31, 2012, the Company has $999,413 in client margin loans that are collateralized primarily by bonds from the Commonwealth of Puerto Rico. Management believes the risk of credit loss from either the clients' failure to perform in connection with the margin loan agreements or from the overall concentration in the collateral supporting the client margin loans is minimal.

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (deliberate, accidental or natural). Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to the Company's reputation and franchise, which have longer term financial consequences.

Managing risk is a core element of the Company's business activities and operational risk is an inevitable consequence of being in business. The Company's aim is to provide a framework supporting the identification and assessment of all material operational risk and potential concentrations in order to achieve an appropriate balance between risk and return, not to eliminate every source of operational risk.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under non-cancelable operating and capital lease agreements, which expire at various dates through 2028. A capital lease liability of $5,072 is included in other liabilities and accrued expenses in the consolidated statement of financial condition.

The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

	Total Rent Payments	Total Sublease Receipts
2013	$ 194,931	$ 33,970
2014	176,176	33,250
2015	154,052	28,419
2016	138,695	28,437
2017	116,583	23,731
2018 and thereafter	489,578	33,621
	$ 1,270,015	$ 181,428

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations at any given time. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the consolidated statement of financial condition,

11. Commitments and Contingencies (continued)

particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, the Company may, based on cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.

Certain significant or potentially significant legal proceedings as of December 31, 2012 are described below. In some cases the Company provides the amount of related settlements, the size of transactions or other information in order to assist financial statement users in considering the magnitude of any potential exposure. The Company is unable to provide an estimate of the possible financial effect of the claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims that often involve unique fact patterns or novel legal theories, or that are at early stages of adjudication, or involve damages that have not been quantified even by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. The Company also believes that disclosure of such estimates could seriously prejudice our position in these matters.

Lehman Structured Products

From March 2007 through September 2008, the Company sold approximately $1,000,000 face amount of structured notes issued by Lehman Brothers Holdings Inc. ("Lehman"), a majority of which were referred to as "principal protection notes," reflecting the fact that while the notes' return was in some manner linked to market indices or other measures, some or all of the investor's principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, the Company has been named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws.

In January 2013, plaintiffs' motion to certify the case as a class action, which the Company opposed, was granted with respect to certain claims. The Company has appealed that decision to the Second Circuit. Firms that underwrote other non-structured Lehman securities have been named as defendants in the same purported class action, and those underwriters have entered into settlements. In 2011, the Company entered into a settlement with FINRA related to the sale of these notes.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

The Company has also been named in numerous individual civil suits and customer arbitrations, which proceedings are at various stages. The individual customer claims relate primarily to whether the Company adequately disclosed the risks of these notes to its customers.

Municipal Bonds

In 2011, UBS announced a $140,300 settlement with the SEC, the Antitrust Division of the US Department of Justice, the Internal Revenue Service and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and affiliates, including in some cases, the Company, among numerous other firms, remain pending at December 31, 2012. Approximately $63,000 of the regulatory settlement was made available to potential claimants through a settlement fund, the majority of which has been claimed, thereby reducing the total monetary amount at issue in the class actions.

Auction Rate Securities Matters

In 2008, the Company entered into settlements with the SEC, the New York Attorney General ("NYAG") and the Massachusetts Securities Division whereby the Company agreed to offer to buy back ARS from eligible customers and to pay penalties of $150,000. The Company has since finalized settlements with all of the states the settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in early 2008. The Company was also named in several putative class actions which were thereafter dismissed by the court and/or settled, except for one antitrust class action which was dismissed by the court and remains pending on appeal. In November 2012, the Company settled a consequential damages claim brought by a former customer.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

Puerto Rico Matters

In April 2012, UBSFSIPR settled an administrative proceeding with the related to disclosures and secondary market trading involving shares of closed-end funds sold during 2008 and 2009. Under the terms of the settlement, and without admitting or denying the findings, UBSFSIPR paid a penalty, disgorgement and pre-judgment interest and also consented to a censure and a cease and desist from future violations of various provisions of the federal securities laws. In August 2012, UBSFSIPR was named in a putative class action based on the same allegations as in the SEC settlement and alleging damages in excess of $10,000. Also related to the SEC settlement, an SEC administrative hearing concluded in late 2012 involving two UBSFSIPR executives, with a decision expected in the second quarter of 2013.

Separately, in 2011, a purported shareholder derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico ("System") against over forty defendants, including UBSFSIPR, UBS Consulting Services of Puerto Rico, the President of the Government Development Bank of Puerto Rico ("GDB"), trustees of the System, the Board of Directors of the GDB, Santander Securities, Samuel Ramirez & Co., Inc., and Global Insight (USA), Inc. The plaintiff alleges that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately three billion dollars of bonds by the System in 2008. The UBS entities are named in connection with their underwriting and consulting services. Plaintiffs seek damages of over $800,000, which represents plaintiffs' estimate of the difference between the interest rate the System will pay on the bonds prior to their maturity between 2023 and 2058 and the return on the investments the System will make with the proceeds of the bond offerings before the proceeds are used to help the System meet a portion of its obligations to pensioners. Defendants, including the UBS entities, have moved to dismiss and are awaiting a decision on that motion. The case is pending in the Commonwealth of Puerto Rico Court of First Instance. UBS is also cooperating with an SEC investigation into the bond offerings. And, in January 2013, the U.S. Court of Appeals for the First Circuit reversed a Puerto Rico District Court's decision dismissing a 2010 shareholder derivative and class action claim alleging conflicts of interest by UBSFSIPR in the management of the UBSFSIPR closed end funds.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

The financial statements reflect provisions with respect to the matters described above in an amount that management believes to be appropriate under the applicable accounting standards. The future outcome in respect to this matter cannot be determined with certainty based on currently available information and accordingly, may ultimately prove to be substantially greater (or may be less) than the provisions recognized.

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated statement of financial condition.

Other Commitments and Contingencies

At December 31, 2012 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $22,027, which approximates fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2012, the Company had outstanding $165,370 of such standby letters of credit.

In the normal course of business, the Company and its subsidiary, UBSFSIPR, enters into when-issued transactions and underwriting commitments. Settlement of these transactions at December 31, 2012 did not have had a material impact on the consolidated statement of financial condition, taken as a whole.

There are no material underwriting commitments at December 31, 2012.

(Amounts in Thousands of Dollars)

12. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2012:

	UBSFSI per FOCUS (Unaudited)	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 16,196,459	$ 1,117,738	$ (1,013,729)	$ 16,300,468
Total stockholder's equity	$ 1,718,181	$ 96,154	$ (94,103)	$ 1,720,232

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2012, the computation of net capital in accordance with the Net Capital Rule includes $117,664 of capital of UBSFSIPR. See Note (13) Net Capital Requirements.

13. Net Capital Requirements

The Company is subject to the Net Capital Rule. The Company computes its net capital requirement under the alternative method. Under this method of computing capital requirements, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company is also subject to the CFTC's minimum financial requirement set forth in Regulation 1.17 of the Commodity Exchange Act. The Company's net capital of $1,186,663 was 24.5% of its December 31, 2012 aggregate debit items and its net capital in excess of the minimum required was $1,082,418.

14. Equity Participation and Other Compensation Plans

Employees of the Company are covered under UBS's various stock, option and award plans which provide for the granting of restricted stock, nonqualified stock options, deferred cash awards, and other stock based awards.

Selected employees have received a portion of their annual performance-related compensation above a certain threshold on a mandatory basis in the form of deferred UBS shares, notional UBS shares or Alternative Investment Vehicles ("AIVs"), notional bonds or cash. The awards granted in the form of UBS shares or notional UBS shares are settled by delivering UBS shares. Awards granted in the form of AIVs are settled in cash. Generally, Equity Ownership Plan ("EOP") awards granted prior to March 2013 vest in one-third increments over a three-year vesting period and those granted after March 1, 2013 vest one-half in year two and one-half in year three. Deferred Contingent Capital Plan ("DCCP") awards cliff vest after five years. These awards are generally forfeitable upon voluntary termination of employment with UBS. Also, during 2010, selected employees received grants of performance shares under the Incentive Performance Plan ("IPP"), which vest after five years subject to a share price condition being met. Depending on the share price performance, between one and three times of the originally awarded performance shares vest in full after 5 years.

During 2009, UBS only granted share awards to the employees for which it had a contractual commitment to issue shares. In 2009, certain employees received part of their incentive in the form of a mandatory deferred cash award that vests in increments over a three-year vesting period subject to performance conditions granted under the Conditional Variable Compensation Plan ("CVCP"). The award consists of a contingent right to receive cash payments at vesting. The awards are forfeitable upon voluntary termination of employment. The last tranche of CVCP vested and was distributed in 2012.

Prior to 2010, certain key employees had been granted stock-settled stock appreciation rights ("SAR") or options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted.

(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans (continued)

The Company participates in a UBS share purchase plan. This is a voluntary plan that gives eligible employees the opportunity to purchase UBS shares at fair market value and generally receive at no additional cost one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases can be made annually from bonus compensation and /or monthly based on regular deductions from salary. Shares purchased under the Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Prior to 2010, each participant generally received at no additional cost two UBS options for each share purchased under this plan. The options had a strike price equal to the fair market value of a UBS share on the grant date, had a two-year vesting period and generally expired ten years from the grant date.

The PartnerPlus Plan is a mandatory deferred cash compensation plan for certain eligible employees. Awards ("Company contributions") are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year, up to a percentage of their pay. Awards earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter. Voluntary contributions can earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter or alternatively be benchmarked to various mutual funds. Awards and voluntary contributions vest in 20% increments six to ten years following grant date. Awards and interest earned on both Company and voluntary contributions are forfeitable under certain circumstances.

The Company and an affiliate have entered into various agreements with certain of the Company's financial advisors whereby these financial advisors receive a compensatory advance for recruiting and retention purposes. The outstanding amount of these loans issued by the Company at December 31, 2012 is $581,499 net of an allowance of $34,197. The net amount of these loans issued by the Company is included in other assets in the consolidated statement of financial condition. The outstanding amount of these loans issued by an affiliate at December 31, 2012 is $3,190,290.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

The following table shows the changes in the projected benefit obligation and fair value of Plan assets during 2012, as well as the underfunded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2012:

Change in benefit obligation:	
Benefit obligation at January 1, 2012	$ 954,846
Service cost	2,435
Interest cost	46,418
Actuarial loss	125,580
Benefits paid	(56,589)
Projected benefit obligation at December 31, 2012	$ 1,072,690

Change in plan assets:	
Fair value of plan assets at January 1, 2012	$ 739,610
Expected return on assets	53,102
Plan asset gain	46,906
Company contributions	13,409
Benefits paid	(56,589)
Fair value of plan assets at December 31, 2012	796,438
December 31, 2012 status: underfunded	$ 276,252

The measurement date was December 31, 2012. The accumulated benefit obligation was $1,070,821 for the year ended December 31, 2012.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

For 2012, the benefit obligation and benefit cost for the Plan was determined using the following rates:

	Benefit Obligation	Benefit Cost
Discount rate	4.13%	5.00%
Expected return on plan assets	7.30	7.30
Average rate of compensation increase	4.00	4.00

The weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets.

Investment Policies and Strategies

The equity allocation includes U.S. equities of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income. The Plan's long-term asset allocation target is 45% equity securities, 55% debt securities.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions

The Company contributed $13,409 to the Plan. The future contributions to the Plan will be evaluated on a quarterly basis by the Company.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments
2013	$ 56,589
2014	52,111
2015	54,048
2016	55,803
2017	57,806
Years 2018 – 2022	314,994

Fair Value Measurement of Plan Assets

At December 31, 2012, the fair value of investments held by the Plan are as follows:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total	Weighted Average Total Asset Allocation
Mutual/collective funds	$ –	$ 471,693	$ –	$ 471,693	59.57%
Short-term investments	–	11,930	–	11,930	1.51
Government securities	–	34,931	–	34,931	4.41
Corporate debt securities	–	272,263	–	272,263	34.39
Venture capital and partnerships	–		917	917	0.12
	–	790,817	917	791,734	100.00%
Accrued income expense				3,993	
Pending purchases and sales				711	
Total net investments, at fair value				$ 796,438	

15. Pension and Other Post-Employment Benefit Plans (continued)

In the year ended December 31, 2012 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

Following are the major categories of Plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

Mutual /collective funds and short-term investments: Mutual/Collective funds and short-term investments are priced at the net asset value of shares held by the Plan at year end using inputs that corroborate the net asset value with observable (i.e., ongoing redemption and/or subscription activity) market based data.

Government securities and corporate debt securities: Government securities and corporate debt securities are valued daily primarily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread and data points for yield curves) to these methods can be considered to be observable market based data. Corporate debt securities use the discounted cash flow method. The inputs (issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market based data.

Venture capital and partnerships: Venture capital and partnerships are investments valued at fair value using methods determined in good faith by General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. Various factors are reviewed and monitored to determine fair value of investments, including current operating performance and future expectations of the particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g. the market approach and/or income approach) for which sufficient and reliable data is available.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Within Level 3, the use of market approach generally consists of using comparable market transactions or other data, while the use of income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and other risk factors.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

	Venture Capital and Partnerships	Total Level 3 Investments
Beginning balance as of January 1, 2012	$ 1,502	$ 1,502
Gains (losses) (realized/unrealized)	47	47
Purchases, issuances, settlements	(632)	(632)
Transfers in/out of Level 3	–	–
Ending balance as of December 31, 2012	917	917
The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ 47	$ 47

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Post-Retirement Medical and Life Plans

The underfunded status of the plan of $21,272 at December 31, 2012 is recognized in the consolidated statement of financial condition as $20,095 as a long-term benefit liability and $1,177 as a current liability. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2012.

Expected Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Post-Retirement Medical/Life Benefit Payments
2013	$ 1,177
2014	1,489
2015	1,388
2016	1,354
2017	1,447
Years 2018 – 2022	9,098

The assumed health care cost trend rate used in determining post-retirement benefit expense is assumed to be 8% for 2013 and to decrease to an ultimate trend rate of 5% by 2016. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would change

15. Pension and Other Post-Employment Benefit Plans (continued)

the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

	1% Increase	1% Decrease
Effect on postretirement benefit obligation	$ 401	$ (374)

Other

Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined retirement contribution plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with FASB ASC 740, if it is more-likely-than-not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

After consideration of all relevant evidence, the Company believes that it is more-likely-than-not that a benefit will not be realized for certain of its federal, state, local and foreign deferred tax assets, and accordingly, a valuation allowance of $1,604,276 has been recorded. Since December 31, 2011, the valuation allowance decreased by $71,113.

The components of the Company's deferred tax assets and liabilities as of December 31, 2012 were as follows:

Deferred tax assets:	
Employee benefits	$ 957,450
Accelerated income and deferred deductions	175,178
Book over tax depreciation	97,345
Valuation of trading assets and investments	3,570
Net operating loss carryforwards	616,943
	1,850,486
Valuation allowance	(1,604,276)
Total deferred tax assets	246,210
Deferred tax liabilities:	
Accelerated deductions and deferred income	240,243
Valuation of trading liabilities and investments	5,735
Total deferred tax liabilities	245,978
Net deferred tax asset	$ 232

At December 31, 2012, the Company's net operating loss carryforwards for federal, state and local and foreign income tax purposes will begin to expire in 2028, 2018 and 2022, respectively.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The effective tax rate for the Company differs from the statutory federal rate primarily due to the change in the valuation allowance on certain of the Company's federal, state, local and foreign deferred tax assets, changes in federal, state and local tax reserves and foreign taxes.

Undistributed earnings of UBSFSIPR amounted to ($1,876) for the year ended December 31, 2012. Should there be earnings in the future, those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. income taxes has been provided thereon. Upon distribution of such earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes. As of December 31, 2012, accumulated earnings of UBSFSPR were $19,494.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Total
Total amounts of unrecognized tax benefits as of January 1, 2012	$ 112,018
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(9,378)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period	250
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period	–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(95,852)
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	–
Total amounts of unrecognized tax benefits as of December 31, 2012	$ 7,038

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The gross amounts of decreases in uncertain tax benefits as of result of tax positions taken during a prior period includes $9,378 of items deemed to be no longer certain as a result of disclosure to the IRS.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$ 7,038
The total amounts of interest and penalties recognized in the consolidated statement of financial condition	$ 5,405

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2012, the consolidated group, of which the Company is a member, is under examination by the Internal Revenue Service ("IRS") for tax years 2005 through 2011. There are various state and local jurisdictions currently under audit for tax years 2000 through 2010.

Although the company remains under examination by the IRS for tax years 2005 through 2008, the Company considers the IRS examination to be effectively settled as of March 31, 2012. In anticipation of the formal closing of this examination in the coming months, federal and state reserves related to previously unrecognized tax benefits have been adjusted to reflect the results of the audit.

In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

17. Subsequent Events

The Company has evaluated its subsequent event disclosure through February 27, 2013, the date that the Company's consolidated statement of financial condition are available to be issued, and has determined that there are no events that would have a material impact on the consolidated statement of financial condition.

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